 Exhibit 99.2

Tantech Holdings Ltd Announces Exercise and Closing of Underwriter’s Over-Allotment Option

LISHUI, China, Mar. 22, 2022 /PRNewswire/ -- Tantech Holdings Ltd (NASDAQ: TANH) ("Tantech" or the "Company"), today announced that the underwriter of its previously announced underwritten public offering has exercised its option to purchase an additional 2,880,000 common shares at a price of $0.50 per common share. Total gross proceeds to the Company from the offering, including the funds received from the prior closing and exercise of this option, are approximately 11.4 million, before deducting underwriting discounts, commissions, and other offering expenses payable by the Company.

Aegis Capital Corp. acted as the sole book-running manager for the offering.

The Offering is being made pursuant to an effective shelf registration statement on Form F-3 (No 333-248197) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on August 31, 2020. A final prospectus supplement and accompanying prospectus describing the terms of the offering have been filed with the SEC and made available on the SEC's website located at http://www.sec.gov or by contacting Aegis Capital Corp., Attention: Syndicate Department, 810 7th Avenue, 18th floor, New York, NY 10019, by email at syndicate@aegiscap.com or by telephone at (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Tantech Holdings Ltd

For the past decade, Tantech has been a highly specialized high-tech enterprise producing, researching and developing bamboo charcoal-based products with an established domestic and international sales and distribution network. Since 2017, when the Company acquired 70% of Shangchi Automobile, a vehicle manufacturer based in Zhangjiagang City, Jiangsu Province, it has manufactured and sold vehicles. The Company established two new subsidiaries, Lishui Smart New Energy Automobile Co., Ltd. and Zhejiang Shangchi New Energy Automobile Co., Ltd., in November 2020, to produce and sell street sweepers and other electric vehicles. The Company is fully ISO 90000 and ISO 14000 certified and has received a number of national, provincial and local honors, awards and certifications for its products and scientific research efforts. The Company's subsidiary, First International Commercial Factoring (Shenzhen) Co., LTD, is engaged in commercial factoring for businesses in and related to its supply chain. For more information, please visit: http://ir.tantech.cn.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning the sales, plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the Company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.